SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 17, 2011

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips Electronics

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

E.P. Coutinho

Koninklijke Philips Electronics N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended September 30, 2011 and the following press release:

-	“Philips’ Third Quarter Results 2011”, dated April October 17, 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 17th day of October 2011.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ E.P. Coutinho

(General Secretary)

Q3 2011 Quarterly report

Philips delivers 6% sales growth; EUR 800 million savings deployment starts

•	Comparable sales up 6%, led by 8% growth at Lighting and 7% growth at Healthcare

•	Growth geographies sales increase 13% on a comparable basis

•	EBITA at EUR 368 million, or 6.8% of sales

•	Free cash outflow of EUR 172 million

•	Cost-reduction actions commence

Q3 financials: Lighting, Healthcare and growth geographies lead revenue increase. EBITA declines from 11.8% Q3 2010 to 6.8% Q3 2011, marginally below Q2 2011

Solid Healthcare sales growth of 7% and equipment order intake growth of 5%. Investments in R&D and selling expenses required for new product launches negatively affected margins in the quarter.

Consumer Lifestyle growth businesses showed high-single-digit sales growth. Results affected by investments for growth and a strong decline at Lifestyle Entertainment.

Lighting grew by a strong 8%, driven by LED at 32%. Investments in selling and R&D, higher raw material costs, and adverse Lumileds and Consumer Luminaires performance led to a decline in earnings.

Moving forward on Accelerate!, Philips’ change and performance program

Through this program, Philips is investing in growth, addressing structural change, focusing on execution, reducing overhead costs and adopting a new company culture. The organization is responding well to these initiatives, which have started to reach deep in the organization. The implementation of the Philips Business System has begun to improve granular performance insights, enhancing management accountability and prompting corrective actions. In addition, Accelerate! includes a cost-savings program that targets EUR 800 million in savings and aims to significantly decrease complexity and overhead costs, while at the same time reinvesting in innovation and customer-facing resources. About 60% of the savings are people-related and will result in the loss of 4,500 positions, 1,400 of which will be in the Netherlands. The remaining 40% relate to other structural costs.

Commitment to our path to value by 2013

Philips reiterates its 2013 mid-term financial targets of 4-6% sales growth, 10-12% EBITA, and 12-14% ROIC. During the quarter the company completed 24% of its EUR 2 billion share buy-back program.

CEO quote:

“We are focused on improving the performance of Philips, driven by our change program Accelerate! We see the first signs of traction to accelerate growth through step-ups of investments in innovation and to win customers. We are still in the early stages of a multi-year overhaul to become a more entrepreneurial and lean company, but we are encouraged by the response of our employees.

Our cost reduction plan of EUR 800 million has now been detailed, and we are in the process of deploying it across the organization as we optimize all overhead and support costs not directly involved in the operational customer value chain. The cost savings program will lead to the loss of approximately 4,500 jobs, which is a regrettable but inevitable step to improve our operating model to become more agile, lean and competitive.

The negotiations with TPV for the creation of the Television Joint Venture are intense and constructive. Although these negotiations are taking longer than expected, we continue to work together to come to definitive agreements soon. For the eventuality that a final agreement cannot be reached, Philips will consider its alternative options. The process of disentangling the TV business from the rest of Consumer Lifestyle is progressing well and according to plan.

Our Healthcare revenues are growing, led by a strong product portfolio. We are closely monitoring the overall economic environment and its potential impact on the Healthcare business in the medium term. Our growth businesses in Consumer Lifestyle continue to gain traction. And Lighting, despite operational and performance issues that are being addressed, is sustaining its global leadership position, and we are particularly pleased with our high growth in energy-efficient LED lighting solutions.

We are not yet satisfied with our current financial performance given the ongoing economic challenges, especially in Europe, and operational issues and risks. We do not expect to realize a material performance improvement in the near term. Our renewed focus on innovation and customer intimacy, supported by a changing culture that embraces entrepreneurship and accountability, will unlock the full potential of our portfolio and set the stage for profitable growth. We are taking the right steps to achieve our 2013 mid-term financial targets.”

Frans van Houten, CEO of Royal Philips Electronics

Please refer to page 16 of this press release for more information about forward-looking statements, third-party market share data, use of non-GAAP information and use of fair-value measurements.

Philips Group

Net income

in millions of euros unless otherwise stated

	Q3	Q3
	2010	2011
Sales	5,460	5,394
EBITA	647	368
as a % of sales	11.8	6.8
EBIT	518	273
as a % of sales	9.5	5.1
Financial income (expenses)	80	(93)
Income taxes	(63)	(64)
Results investments in associates	4	14
Income from continuing operations	539	130
Discontinued operations	(15)	(54)
Net income	524	76

Net income - shareholders per common share (in euros) - basic	0.55	0.08

Net income

•

Net income amounted to EUR 76 million, a decline of EUR 448 million compared with Q3 2010, largely attributable to lower earnings, lower financial income and a higher loss from discontinued operations.

•	Financial income in Q3 2010 included a gain on the sale of NXP shares of EUR 154 million.

•

EBITA decreased by EUR 279 million to 6.8% of sales, due to lower earnings at Lighting, GM&S and Consumer Lifestyle. Excluding EUR 24 million of restructuring and acquisition-related charges, EBITA amounted to EUR 392 million, or 7.3% of sales.

•	Results relating to investments in associates were EUR 10 million higher than in Q3 2010, mainly related to Philips’ interest in Intertrust Technologies Corporation.

•	Net income includes an after-tax loss of EUR 54 million related to the Television business being classified as a discontinued operation.

Sales by sector

in millions of euros unless otherwise stated

	Q3	Q3		% change
	2010	2011	nominal	comparable
Healthcare	2,070	2,077	0	7
Consumer Lifestyle	1,395	1,377	(1)	1
Lighting	1,908	1,886	(1)	8
GM&S	87	54	(38)	(6)

Philips Group	5,460	5,394	(1)	6

Sales per sector

•	Group sales amounted to EUR 5,394 million, an increase of 6% from Q3 2010 on a comparable basis. Nominal sales decreased by 1%, including a 6% negative currency impact.

•	Healthcare sales improved by 7% compared to Q3 2010. Strong growth was recorded at Patient Care & Clinical Informatics, while the other businesses showed solid single-digit growth.

•

Consumer Lifestyle sales improved by 1% compared to Q3 2010. Growth at Health & Wellness, Personal Care and Domestic Appliances was offset by a sales decline at Lifestyle Entertainment and lower revenues from Licenses.

•

Lighting sales grew by 8% compared to Q3 2010, driven by double-digit growth at Professional Luminaires and Lamps, while LED sales grew by 32%. Lighting Systems & Controls and Automotive reported moderate sales growth, whereas Lumileds and Consumer Luminaires showed a decline in sales.

Sales per geographic cluster

in millions of euros unless otherwise stated

	Q3 1)	Q3		% change
	2010	2011	nominal	comparable
Western Europe	1,550	1,480	(5)	(3)
North America	1,764	1,653	(6)	5
Other mature geographies	376	411	9	13

Total mature geographies	3,690	3,544	(4)	2
Growth geographies	1,770	1,850	5	13

Philips Group	5,460	5,394	(1)	6

1)	Revised to reflect an adjusted geographic cluster allocation

Sales per geographic cluster

•	Sales in the mature geographies grew by 2% compared to Q3 2010, mainly driven by Lighting and Healthcare.

•	Growth geographies delivered 13% sales growth compared to Q3 2010, across all sectors.

Q3 2011 Quarterly report        3

EBITA

in millions of euros

	Q3	Q3
	2010	2011
Healthcare	282	261
Consumer Lifestyle	169	102
Lighting	216	110
Group Management & Services	(20)	(105)

Philips Group	647	368

EBITA

as a % of sales

	Q3	Q3
	2010	2011
Healthcare	13.6	12.6
Consumer Lifestyle	12.1	7.4
Lighting	11.3	5.8
Group Management & Services	(23.0)	(194.4)

Philips Group	11.8	6.8

Restructuring and acquisition-related charges

in millions of euros

	Q3	Q3
	2010	2011
Healthcare	(6)	(2)
Consumer Lifestyle	(12)	(10)
Lighting	(17)	(11)
Group Management & Services	6	(1)

Philips Group	(29)	(24)

EBIT

in millions of euros unless otherwise stated

	Q3	Q3
	2010	2011
Healthcare	212	207
Consumer Lifestyle	158	88
Lighting	169	86
Group Management & Services	(21)	(108)

Philips Group	518	273
as a % of sales	9.5	5.1

Earnings

•

EBITA amounted to EUR 368 million, a decrease of EUR 279 million compared to Q3 2010. Restructuring and acquisition-related charges of EUR 24 million were recorded, EUR 5 million lower than in Q3 2010. Excluding these charges, EBITA amounted to EUR 392 million, or 7.3% of sales.

•

Healthcare EBITA decreased by EUR 21 million compared to Q3 2010, with an improvement in earnings at Patient Care & Clinical Informatics and Home Healthcare Solutions offset by product launch-related expenses. Restructuring and acquisition-related charges were EUR 4 million lower than in Q3 2010.

•

Consumer Lifestyle EBITA decreased by EUR 67 million compared to Q3 2010, mainly due to a strong decline at Lifestyle Entertainment and a moderate decline in Licenses. Restructuring and acquisition-related charges were EUR 2 million lower than in Q3 2010.

•

Lighting EBITA decreased by EUR 106 million compared to Q3 2010, mainly due to a decline at Lumileds and Consumer Luminaires. Restructuring and acquisition-related charges were EUR 6 million lower than in Q3 2010.

•

GM&S EBITA declined by EUR 85 million to a net loss of EUR 105 million. Earnings were negatively impacted by EUR 38 million of legal provisions and environmental provisions related to a discount rate change. Q3 2010 earnings were favorably impacted by a EUR 36 million pension plan change and EUR 6 million of released provisions.

•	EBIT amounted to EUR 273 million, or a decrease of EUR 245 million compared to Q3 2010 mainly as a result of lower earnings at Consumer Lifestyle and Lighting, as well as higher costs at GM&S.

4        Q3 2011 Quarterly report

Financial income and expenses

in millions of euros

	Q3	Q3
	2010	2011
Net interest expenses	(54)	(42)
NXP
Arrangement	—	(17)
Sale of shares	154	—
Other	(20)	(34)

	80	(93)

Financial income and expenses

•

Financial income and expenses showed a net expense of EUR 93 million. This represents a decrease of EUR 173 million year-on-year, largely due to the EUR 154 million gain on the sale of NXP shares in Q3 2010. Additionally, Q3 2011 included a negative impact of EUR 17 million due to a fair-value adjustment of the option related to NXP.

Cash balance

in millions of euros

	Q3	Q3
	2010	2011
Beginning cash balance	4,493	3,260
Free cash flow	(31)	(172)
Net cash flow from operating activities	168	53
Net capital expenditures	(199)	(225)
Acquisitions of businesses	(27)	(57)
Other cash flow from investing activities	172	(43)
Treasury shares transactions	13	(525)
Changes in debt/other	(67)	(26)
Net cash flow discontinued operations	(168)	(98)

Ending balance	4,385	2,339

Cash balance

•

The Group cash balance decreased in the quarter to EUR 2.3 billion, mainly due to EUR 525 million of treasury share transactions related to the announced share buy-back, EUR 172 million free cash outflow and EUR 98 million cash outflow related to discontinued operations. In Q3 2010, the cash balance decreased by EUR 108 million, as EUR 168 million cash outflow from discontinued operations and EUR 67 million of changes in debt/other were partly offset by EUR 172 million inflow from investing activities, largely related to the TPV bond redemption.

Cash flows from operating activities

in millions of euros

Cash flows from operating activities

•

Operating activities produced a cash inflow of EUR 53 million, compared to an inflow of EUR 168 million in Q3 2010. The year-on-year decrease was largely due to a decline in earnings of EUR 218 million, partly offset mainly by lower provisions.

Q3 2011 Quarterly report        5

Gross capital expenditures1)

in millions of euros

1)	Capital expenditures on property, plant and equipment only

Gross capital expenditure

•	Gross capital expenditures on property, plant and equipment were EUR 11 million higher than in Q3 2010.

Inventories

as a % of moving annual total sales

1)	Excludes discontinued operations for both inventories and sales figures. Inventories excluding discontinued operations are disclosed in quarterly statistics.

Inventories

•	Inventories as a percentage of sales came to 18.2%, 1.4 percentage points higher than in Q3 2010, representing a EUR 392 million increase compared to Q3 2010, mainly at Healthcare and Lighting.

•

Inventory value at the end of Q3 2011 was EUR 4.1 billion, an increase of EUR 298 million in the quarter, mainly attributable to production inventory in Healthcare and Consumer Lifestyle in preparation for Q4 sales. Inventories at Lighting remained flat for the quarter.

Net debt and group equity

in billions of euros

Net debt and group equity

•

At the end of Q3 2011, Philips had net debt of EUR 1,189 million, compared to EUR 80 million at the end of Q3 2010. During the quarter, the net debt position increased by EUR 1,033 million, mainly due to lower free cash flow and cash outflows related to the share buy-back program. The sum of long-term debt and short-term debt increased by EUR 33 million during the quarter.

•	Group equity decreased by EUR 177 million in the quarter to EUR 12,939 million. The decrease was largely a result of treasury share transactions and currency translation effects.

6        Q3 2011 Quarterly report

Number of employees

in FTEs

1)

Number of employees excludes discontinued operations. Discontinued operations, comprising the Television business, employed at end of Q3 2010 4,274, at end of Q2 2011 3,506 and at end of Q3 2011 3,636.

Employees

•	The number of employees increased by 231 in the quarter, largely due to an increase in headcount at Healthcare.

•

Compared to Q3 2010, the number of employees increased by 7,232. This increase includes 3,288 employees from acquisitions and a reduction of 382 from divestments. The remaining increase centered on Healthcare, and temporary manufacturing headcount, predominantly at Lighting.

Q3 2011 Quarterly report        7

Healthcare

Key data

in millions of euros unless otherwise stated

	Q3 2010	Q3 2011
Sales	2,070	2,077
Sales growth
% nominal	14	0
% comparable	4	7
EBITA	282	261
as a % of sales	13.6	12.6
EBIT	212	207
as a % of sales	10.2	10.0
Net operating capital (NOC)	8,771	8,081
Number of employees (FTEs)	34,816	37,215

Sales

in millions of euros

EBITA

Business highlights

•

As global leader in patient monitoring, Philips is bringing the benefits of mobility to hospitals with the launch of a compact, wearable patient monitor, the IntelliVue MX40. This monitor enables remote mobile monitoring of patients in a supervised recovery environment, giving clinicians the freedom and flexibility to spend more time with patients.

•

Philips signed a five-year partnership agreement with the Bunda Group in Indonesia — one of the country’s long-standing, premier, specialty Mother & Child hospital groups — to provide multi-modality imaging solutions in a pay-per-use model.

•

Philips introduced two new sleep therapy products: REMstar Pro (with AutoIQ), which automatically adjusts therapy based on patients’ breathing requirements; and the TrueBlue gel mask, combining performance and fit in one solution.

•

Philips signed a partnership agreement with one of the largest hospital chains in India, Fortis Healthcare, as part of its construction of a new hospital in Gurgaon, a satellite city of New Delhi. The agreement includes revenue-sharing and is the largest multi-modality deal for Philips India so far this year.

Financial performance

•

Currency-comparable equipment order intake grew 5% year-on-year. Equipment order growth was seen in all businesses. Equipment orders in North America were 6% higher than in Q3 2010. Equipment orders in markets outside of North America were 3% higher, with equipment orders growing by 15% in growth geographies. This was offset by decline of order intake in Europe.

•

Comparable sales were 7% higher year-on-year, with solid sales increases in all businesses, notably double-digit growth at Patient Care & Clinical Informatics. From a regional perspective, comparable sales in North America grew 8%. Sales in growth geographies grew 20%, while sales growth in mature geographies was 4%.

•

EBITA decreased by EUR 21 million year-on-year to EUR 261 million, or 12.6% of sales. EBITA growth was mainly seen at Patient Care & Clinical Informatics. The EBITA decline was mainly due to higher selling and R&D costs at Imaging Systems, from operational investments in new product roll-outs. Excluding restructuring and acquisition-related charges, EBITA was EUR 263 million, or 12.7% of sales, compared to EUR 288 million, or 13.9% of sales, in Q3 2010.

8        Q3 2011 Quarterly report

•	Net operating capital decreased by EUR 690 million to EUR 8.1 billion, mainly due to a goodwill impairment in Q2 2011.

•	Compared to Q3 2010, the number of employees increased by 2,399, mostly in growth geographies.

Miscellaneous

•

Philips aims to introduce multiple new products in the fourth quarter, including a next-generation Patient Archiving and Communication System (PACS). TruFlight Select, the first economical PET/CT system equipped with time-of-flight technology, enabling clinicians to better detect and locate lesions, will become globally available in the fourth quarter.

•	Restructuring and acquisition related-charges in Q4 2011 are expected to total approximately EUR 15 million.

Q3 2011 Quarterly report        9

Consumer Lifestyle*

*	Excluding Television

Key data

in millions of euros unless otherwise stated

	Q3 2010	Q3 2011
Sales	1,395	1,377
Sales growth
% nominal	6	(1)
% comparable	(0)	1
EBITA	169	102
as a % of sales	12.1	7.4
EBIT	158	88
as a % of sales	11.3	6.4
Net operating capital (NOC)	1,298	1,181
Number of employees (FTEs)	14,579	16,893

Sales

in millions of euros

EBITA

1)	Revised to reflect a Television net costs re-allocation to GM&S

Business highlights

•	The first product to be co-developed by Philips and Preethi was launched in mid-October. Lead time for the new mixer grinder was reduced by approximately 40%.

•	Philips launched AquaTouch, a fully waterproof shaver that can be used wet or dry.

•

Philips introduced PerfectCare, an innovative iron that uses a new steam technology, allowing the user to iron all of their clothes at one low temperature setting. Philips is the no. 1 brand in ironing worldwide.

•	As one of the world’s largest coffee appliance manufacturers, Philips launched the Philips Saeco Intelia fully automatic espresso machines and three new Philips Senseo models.

Financial performance

•

Sales increased 1% on a comparable basis and declined 1% nominally year-on-year. Double-digit comparable growth at Health & Wellness and mid-single-digit growth at Domestic Appliances and Personal Care were partly offset by lower license revenue and a sales decline at Lifestyle Entertainment. Comparable sales growth excluding Licenses was 2%.

•	Regionally, double-digit growth in China, India and Latin America was tempered by a slight decline in North America and other mature geographies.

•	EBITA includes EUR 7 million (EUR 11 million in Q3 2010) of net costs formerly reported as part of the Television business in Consumer Lifestyle.

•

EBITA was EUR 67 million lower compared to Q3 2010, which was attributable to lower profitability at Lifestyle Entertainment and to higher investments in advertising & promotion and in R&D across all businesses. Excluding restructuring and acquisition-related charges of EUR 12 million in Q3 2010 and EUR 10 million in Q3 2011, EBITA declined from 13.0% to 8.1%.

10        Q3 2011 Quarterly report

•	Net operating capital decreased by EUR 117 million, largely driven by the discontinued operations of the Television business.

•	Compared to Q3 2010, the number of employees increased by 2,314, largely due to the acquisitions of Preethi and Discus.

Miscellaneous

•	Restructuring and acquisition-related charges in Q4 2011 are expected to total approximately EUR 25 million.

Q3 2011 Quarterly report        11

Lighting

Key data

in millions of euros unless otherwise stated

	Q3	Q3
	2010	2011
Sales	1,908	1,886
Sales growth
% nominal	16	(1)
% comparable	7	8
EBITA	216	110
as a % of sales	11.3	5.8
EBIT	169	86
as a % of sales	8.9	4.6
Net operating capital (NOC)	5,610	5,238
Number of employees (FTEs)	52,057	54,140

Sales

in millions of euros

EBITA

Business highlights

•

Philips launched CityTouch, an online intelligent street lighting management system, enabling savings of up to 70% in energy use and maintenance costs compared to conventional lighting. The system will be installed in two London neighborhoods with a 25-year maintenance contract.

•

Philips won the 60 Watt replacement bulb ‘L-Prize’ competition commissioned by the US Department of Energy. The bulb, which includes Lumileds’ LUXEON LEDs, was recognized for its high efficiency, ensuring that performance, lifetime and cost meet expectations for widespread adoption.

•

A global Swedish furniture retailer has chosen the new Philips CDM mini lamps to light their stores. Philips partnered with designer Hubert Malherbe to invent and deliver new LED and energy-efficient lighting solutions to help Carrefour rejuvenate its store concept in Europe.

•

Philips has been selected as a 2011 Leader of Change Award winner by the Foundation for Social Change and the United Nations Office for Partnerships. This was in recognition of its innovative lighting solutions that deliver sustainable, environmental, economic and social value.

Financial performance

•

Comparable sales were 8% higher year-on-year, driven by double-digit sales growth at Lamps and Professional Luminaires, partly offset by a sales decrease at Lumileds and Consumer Luminaires. Strong double-digit growth was delivered in growth geographies.

•	LED-based sales grew 32% compared to Q3 2010, now representing 16% of total Lighting sales.

•

EBITA, excluding restructuring and acquisition-related charges of EUR 11 million (Q3 2010: EUR 17 million), was EUR 121 million, or 6.4% of sales (Q3 2010: EUR 233 million). The year-on-year EBITA decrease was mainly due to a decline in earnings at Lumileds and Consumer Luminaires, raw-material price increases and step-ups in investments for growth. Q3 2011 EBITA included a EUR 9 million gain on the sale of assets.

•	Net operating capital decreased by EUR 372 million to EUR 5,238 million, driven by the Q2 2011 goodwill impairment charge, partly offset by higher working capital.

12        Q3 2011 Quarterly report

•	The number of employees increased by 2,083, largely driven by an increase in temporary manufacturing personnel.

Miscellaneous

•	Philips’ CFLi energy savers in India were voted ‘Product of the Year’ in an independent survey by Nielsen for best product innovation, receiving the title ‘Best Buy’.

•

A recent research study conducted by the University of Mississippi with Philips’ SchoolVision classroom lighting solution showed a 33% improvement in children’s oral reading fluency as a result of better-quality light in the classroom. SchoolVision is being rolled out globally.

•	Restructuring and acquisition-related charges in Q4 2011 are expected to total approximately EUR 65 million.

Q3 2011 Quarterly report        13

Group Management & Services

Key data

in millions of euros unless otherwise stated

	Q3		Q3
	2010		2011
Sales	87		54
Sales growth
% nominal	7		(38)
% comparable	2		(6)
EBITA Corporate Technologies	(5)		(11)
EBITA Corporate & Regional Costs	(32)		(37)
EBITA Pensions	24		(12)
EBITA Service Units and Other	(7)		(45)

EBITA	(20)		(105)
EBIT	(21)		(108)
Net operating capital (NOC)	(1,357	)1)	(2,876)
Number of employees (FTEs)	11,898		12,334

1)	Revised to reflect a property, plant and equipment reclassification to assets classified as held for sale

Sales

in millions of euros

EBITA

in millions of euros

1)	Revised to reflect a Television net costs re-allocation from CL

Business highlights

•

Philips organized its Innovation Experience, which showcased innovations combining healthcare and lighting expertise in various application areas in the health and well-being domain to more than 400 reporters.

•

Philips continued to improve its position in the ranking of the top-100 global brands as compiled annually by Interbrand. In the 2011 listing, Philips is ranked as the 41st most valuable brand in the world, compared to 42nd in 2010. Philips has increased its brand value by 29% over the last five years, and the company now has an estimated brand value of approximately USD 8.7 billion.

•

Philips has achieved supersector leader classification in the Personal and Household Goods category of the 2011 Dow Jones Sustainability Index (DJSI). This result underscores Philips’ ongoing commitment to sustainability as an integral part of the company’s strategy to become a leader in health and well-being.

Financial performance

•	Sales decreased from EUR 87 million in Q3 2010 to EUR 54 million in Q3 2011, mainly due to the divestment of Assembléon.

•	On a comparable basis, sales were 6% below the level of Q3 2010, due to lower license revenue.

•	EBITA was a net cost of EUR 105 million, a cost increase of EUR 85 million year-on-year.

•

EBITA was negatively impacted by EUR 38 million of legal and environmental provisions related to a discount rate change. In Q3 2010, EBITA was favorably impacted by a EUR 36 million pension plan change and a EUR 6 million provision release.

•	EBITA included EUR 17 million (EUR 21 million in Q3 2010) of net costs formerly reported as part of the Television business in Consumer Lifestyle.

•	Compared to Q3 2010, the number of employees increased by 436, primarily due to internal transfers from sectors to group activities, partially offset by the divestment of Assembléon.

Miscellaneous

•	Restructuring charges in Q4 2011 are expected to total approximately EUR 15 million.

14        Q3 2011 Quarterly report

Additional information on the Television business

	Q3	Q3
	2010	2011
Television EBITA	(31)	(69)
Former Television net costs allocated to CL	11	7
Former Television net costs allocated to GM&S	21	17
Eliminated amortization other Television intangibles	(1)	—
Other costs		(16)
EBIT discontinued operations	—	(61)
Financial income and expenses	—	—
Income taxes	(15)	7

Net income (loss) of discontinued operations	(15)	(54)
Number of employees (FTEs)	4,274	3,636
•

In conjunction with the announcement of the Television long-term strategic partnership with TPV, the results of the Television business to be carved out are reported under Discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows. Consequently, Television sales are no longer reported in the Consumer Lifestyle and Group operational financials. Prior-period comparative figures have been restated accordingly.

•	Group net income includes an after-tax loss of EUR 54 million pertaining to the Television business, of which EUR 16 million are costs related to disentanglement and value adjustment to assets.

•

The applicable net operating capital of the Television business is reported under Assets and Liabilities classified as held for sale in the Consolidated balance sheets as of the end of the first quarter of 2011.

•

The EBITA of Consumer Lifestyle includes EUR 7 million of net costs formerly reported under the Television business, and the EBITA of Group Management & Services includes EUR 17 million of net costs formerly reported as part of the Television business.

•

Management has used estimates in the calculation of net income. Final results could differ from the amounts presented. New insights have led to an immaterial update on the cash flow and income statements and to a reclassification of certain net operating capital elements.

•	A reconciliation between the results of the former Television business and its current representation is included in the table on this page.

Q3 2011 Quarterly report        15

Forward-looking statements

Forward-looking statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the sector sections “Miscellaneous”. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2010 and the “Risk and uncertainties” section in our semi-annual financial report for the six months ended July 3, 2011.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group’s financial

position, operating results and cash flows, management uses certain non-GAAP financial measures. These non- GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2010.

Use of fair-value measurements

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data do not exist, we estimated the fair values using appropriate valuation models and unobservable inputs. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2010 financial statements. Independent valuations may have been obtained to support management’s determination of fair-values.

All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with IFRS, unless otherwise stated. This document comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act ‘Wet op het Financieel Toezicht’.

16        Q3 2011 Quarterly report

Consolidated statements of income

all amounts in millions of euros unless otherwise stated

	3rd quarter			January-September
	2010		2011	2010		2011
Sales	5,460		5,394	15,792		15,867
Cost of sales	(3,237)		(3,328)	(9,359)		(9,631)

Gross margin	2,223		2,066	6,433		6,236

Selling expenses	(1,202)		(1,198)	(3,508)		(3,650)
General and administrative expenses	(159)		(204)	(573)		(634)
Research and development expenses	(370)		(389)	(1,106)		(1,161)
Impairment of goodwill	—		—	—		(1,355)
Other business income	29		37	49		96
Other business expenses	(3)		(39)	(11)		(63)

Income (loss) from operations	518		273	1,284		(531)

Financial income	173		12	201		118
Financial expenses	(93)		(105)	(260)		(287)

Income (loss) before taxes	598		180	1,225		(700)

Income tax expense	(63)		(64)	(272)		(204)

Income (loss) after taxes	535		116	953		(904)

Results relating to investments in associates	4		14	22		16

Net income (loss) from continuing operations	539		130	975		(888)

Discontinued operations - net of income tax	(15)		(54)	12		(243)

Net income (loss)	524		76	987		(1,131)

Attribution of net income for the period
Net income (loss) attributable to shareholders	524		74	983		(1,133)
Net income attributable to non-controlling interests	—		2	4		2

Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	946,401	1)	959,214	938,387	1)	956,703
- diluted	954,873	1)	961,654	947,619	1)	961,662

Net income (loss) attributable to shareholders per common share in euros:
- basic	0.55		0.08	1.05		(1.18)
- diluted2)	0.55		0.08	1.04		(1.18)

Ratios
Gross margin as a % of sales	40.7		38.3	40.7		39.3
Selling expenses as a % of sales	(22.0)		(22.2)	(22.2)		(23.0)
G&A expenses as a % of sales	(2.9)		(3.8)	(3.6)		(4.0)
R&D expenses as a % of sales	(6.8)		(7.2)	(7.0)		(7.3)

EBIT	518		273	1,284		(531)
as a % of sales	9.5		5.1	8.1		(3.3)

EBITA	647		368	1,649		1,177
as a % of sales	11.8		6.8	10.4		7.4

1)	Adjusted to make 2010 comparable for the bonus shares (667 thousand) issued in April 2011
2)	The incremental shares from assumed conversion are not taken into account in the periods for which there is a loss attributable to shareholders, as the effect would be antidilutive

Q3 2011 Quarterly report        17

Consolidated balance sheets

in millions of euros unless otherwise stated

	October 3,		December 31,		October 2,
	2010		2010		2011
Non-current assets:
Property, plant and equipment	3,260	1)	3,145	1)	2,933
Goodwill	7,830		8,035		6,580
Intangible assets excluding goodwill	4,135		4,198		3,919
Non-current receivables	96		88		106
Investments in associates	181		181		197
Other non-current financial assets	485		479		335
Deferred tax assets	1,310		1,351		1,421
Other non-current assets	1,791		75		267

Total non-current assets	19,088		17,552		15,758

Current assets:
Inventories - net	4,156		3,865		4,074
Other current financial assets	87		5		1
Other current assets	397		348		413
Derivative financial assets	138		112		160
Income tax receivable	74		79		188
Receivables	4,120		4,355		4,110
Assets classified as held for sale	9	1)	120	1)	668
Cash and cash equivalents	4,385		5,833		2,339

Total current assets	13,366		14,717		11,953

Total assets	32,454		32,269		27,711

Shareholders’ equity	15,777		15,046		12,906
Non-controlling interests	56		46		33

Group equity	15,833		15,092		12,939

Non-current liabilities:
Long-term debt	2,778		2,818		2,930
Long-term provisions	1,725		1,716		1,750
Deferred tax liabilities	481		171		104
Other non-current liabilities	1,703		1,714		1,631

Total non-current liabilities	6,687		6,419		6,415

Current liabilities:
Short-term debt	1,687		1,840		598
Derivative financial liabilities	533		564		478
Income tax payable	313		291		210
Accounts and notes payable	3,317		3,691		3,193
Accrued liabilities	2,731		2,995		2,688
Short-term provisions	620		623		517
Liabilities directly associated with assets held for sale	—		—		14
Other current liabilities	733		754		659

Total current liabilities	9,934		10,758		8,357

Total liabilities and group equity	32,454		32,269		27,711

18        Q3 2011 Quarterly report

	October 3,		December 31,		October 2,
	2010		2010		2011
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	946,014		946,506		940,054

Ratios
Shareholders’ equity per common share in euros	16.68		15.90		13.73
Inventories as a % of sales2)	16.8		15.7		18.2
Net debt : group equity	1:99		(8):108		8:92
Net operating capital	14,322	1)	11,951	1)	11,624

Employees at end of period	117,624		119,001		124,218
of which discontinued operations	4,274		3,610		3,636

1)	Revised to reflect a property, plant and equipment reclassification to assets classified as held for sale
2)	Excludes discontinued operations for both inventories and sales figures. Inventories excluding discontinued operations are disclosed in quarterly statistics.

Q3 2011 Quarterly report        19

Consolidated statements of cash flows

all amounts in millions of euros

	3rd quarter		January-September
	2010	2011	2010	2011
Cash flows from operating activities:
Net income (loss)	524	76	987	(1,131)
(Income) loss from discontinued operations	15	54	(12)	243
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	338	310	995	981
Impairment of goodwill and other non-current financial assets	2	16	6	1,382
Net gain on sale of assets	(167)	(20)	(181)	(84)
Income from investments in associates	(5)	(14)	(21)	(16)
Dividends received from investments in associates	1	—	14	23
Dividends paid to non-controlling interests	—	—	(1)	(1)
Increase in working capital:	(303)	(292)	(469)	(1,355)
Increase in receivables and other current assets	(114)	(189)	(109)	(155)
Increase in inventories	(321)	(198)	(754)	(650)
Increase (decrease) in accounts payable, accrued and other liabilities	132	95	394	(550)
Increase in non-current receivables, other assets and other liabilities	(170)	(135)	(321)	(410)
(Decrease) increase in provisions	(91)	1	(146)	(80)
Other items	24	57	(96)	77

Net cash provided by (used for) operating activities	168	53	755	(371)

Cash flows from investing activities:
Purchase of intangible assets	(18)	(23)	(44)	(88)
Expenditures on development assets	(45)	(49)	(137)	(168)
Capital expenditures on property, plant and equipment	(166)	(177)	(447)	(522)
Proceeds from disposals of property, plant and equipment	30	24	77	80
Cash from (to) derivatives and securities	8	(17)	(33)	35
Purchase of other non-current financial assets	(4)	(24)	(16)	(30)
Proceeds from other non-current financial assets	168	(2)	182	87
Purchase of businesses, net of cash acquired	(31)	(64)	(55)	(254)
Proceeds from sale of interests in businesses, net of cash disposed of	4	7	102	7

Net cash used for investing activities	(54)	(325)	(371)	(853)

Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	1	(111)	24	(182)
Principal payments on long-term debt	(20)	(24)	(58)	(1,076)
Proceeds from issuance of long-term debt	16	102	45	223
Treasury shares transactions	13	(525)	56	(463)
Dividends paid	—	—	(296)	(259)

Net cash provided by (used for) financing activities	10	(558)	(229)	(1,757)

Net cash provided by (used for) continuing operations	124	(830)	155	(2,981)

Cash flow from discontinued operations:
Net cash used for operating activities	(161)	(78)	(157)	(438)
Net cash used for investing activities	(7)	(20)	(49)	(65)

Net cash used for discontinued operations	(168)	(98)	(206)	(503)

Net cash used for continuing and discontinued operations	(44)	(928)	(51)	(3,484)

20        Q3 2011 Quarterly report

	3rd quarter		January-September
	2010	2011	2010	2011
Effect of change in exchange rates on cash and cash equivalents	(64)	7	50	(10)
Cash and cash equivalents at the beginning of the period	4,493	3,260	4,386	5,833

Cash and cash equivalents at the end of the period	4,385	2,339	4,385	2,339

Ratio
Cash flows before financing activities	114	(272)	384	(1,224)

Net cash paid during the period for
Pensions	(122)	(134)	(342)	(499)
Interest	(78)	(64)	(216)	(200)
Income taxes	(85)	(176)	(193)	(457)

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Q3 2011 Quarterly report        21

Consolidated statement of changes in equity

in millions of euros

	other reserves
	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	unrealized gain (loss) on available-for-sale financial assets	changes in fair value of cash flow hedges	total	treasury shares at cost	total share-holders’ equity	non-controlling interests	total equity
January-September 2011
Balance as of December 31, 2010	197	354	15,416	86	(65)	139	(5)	69	(1,076)	15,046	46	15,092

Net income			(1,133)							(1,133)	2	(1,131)
Net current-period change			9	(12)	(166)	(58)	(32)	(256)		(259)		(259)
Reclassifications into income			—		3	(33)	17	(13)		(13)		(13)
Total comprehensive income			(1,124)	(12)	(163)	(91)	(15)	(269)		(1,405)	2	(1,403)

Dividend distributed	5	443	(711)							(263)		(263)
Movement non-controlling interest			(5)							(5)	(15)	(20)
Purchase of treasury shares			(51)						(489)	(540)		(540)
Re-issuance of treasury shares		(33)	(3)						74	38		38
Share-based compensation plans		42								42		42
Income tax share-based compensation plans		(7)								(7)		(7)

	5	445	(770)						(415)	(735)	(15)	(750)

Balance as of October 2, 2011	202	799	13,522	74	(228)	48	(20)	(200)	(1,491)	12,906	33	12,939

22        Q3 2011 Quarterly report

Sectors

all amounts in millions of euros unless otherwise stated

Sales and income (loss) from operations

	3rd quarter
	2010			2011
	sales	income from operations		sales	income from operations
		amount	as a % of sales		amount	as a % of sales
Healthcare	2,070	212	10.2	2,077	207	10.0
Consumer Lifestyle	1,395	158	11.3	1,377	88	6.4
Lighting	1,908	169	8.9	1,886	86	4.6
Group Management & Services	87	(21)	—	54	(108)	—

	5,460	518	9.5	5,394	273	5.1

Sales and income (loss) from operations

	January to September
	2010			2011
	sales	income from operations		sales	income from operations
		amount	as a % of sales		amount	as a % of sales
Healthcare	5,959	463	7.8	6,128	(266)	(4.3)
Consumer Lifestyle	3,984	481	12.1	3,974	225	5.7
Lighting	5,577	539	9.7	5,566	(232)	(4.2)
Group Management & Services	272	(199)	—	199	(258)	—

	15,792	1,284	8.1	15,867	(531)	(3.3)

Q3 2011 Quarterly report        23

Sectors and main countries

in millions of euros

Sales and total assets

	sales		total assets
	2010	January-September 2011	October 3, 2010		October 2, 2011
Healthcare	5,959	6,128	11,609		11,048
Consumer Lifestyle	3,984	3,974	4,043		3,534
Lighting	5,577	5,566	7,330		6,894
Group Management & Services	272	199	9,463		5,567

	15,792	15,867	32,445		27,043
Assets classified as held for sale			9	1)	668

			32,454		27,711

1)	Revised to reflect a property, plant and equipment reclassification to assets classified as held for sale

Sales and tangible and intangible assets

	sales		tangible and intangible assets1)
	20102)	January-September 2011	October 3, 20102,3)	October 2, 2011
Netherlands	480	479	1,286	1,417
United States	4,645	4,497	9,447	8,148
China	1,348	1,452	746	804
Germany	1,004	996	282	257
France	794	715	109	96
Japan	623	637	578	596
Brazil	467	518	144	116
Other countries	6,431	6,573	2,633	1,998

	15,792	15,867	15,225	13,432

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill
2)	Revised to reflect an adjusted country allocation
3)	Revised to reflect a property, plant and equipment reclassification to assets classified as held for sale

24        Q3 2011 Quarterly report

Pension costs

in millions of euros

Specification of pension costs

	3rd quarter
	2010			2011
	Netherlands	other	total	Netherlands	other	total
Costs of defined-benefit plans (pensions)
Service cost	23	20	43	31	19	50
Interest cost on the defined-benefit obligation	130	102	232	140	102	242
Expected return on plan assets	(185)	(82)	(267)	(178)	(98)	(276)
Prior service cost	—	(35)	(35)	—	1	1
Curtailments	—	—	—	—	—	—

Net periodic cost (income)	(32)	5	(27)	(7)	24	17
of which discontinued operations	1	—	1	—	—	—

Costs of defined-contribution plans	2	27	29	2	30	32
of which discontinued operations	—	1	1	—	1	1

Costs of defined-benefit plans (retiree medical)
Service cost	—	—	—	—	—	—
Interest cost on the defined-benefit obligation	—	4	4	—	4	4
Prior service cost	—	—	—	—	—	—

Net periodic cost	—	4	4	—	4	4
of which discontinued operations	—	—	—	—	—	—

Specification of pension costs

	January to September
	2010			2011
	Netherlands	other	total	Netherlands	other	total
Costs of defined-benefit plans (pensions)
Service cost	69	59	128	95	55	150
Interest cost on the defined-benefit obligation	391	313	704	418	303	721
Expected return on plan assets	(557)	(258)	(815)	(535)	(291)	(826)
Prior service cost	—	(36)	(36)	—	2	2
Curtailments	—	—	—	—	(15)	(15)

Net periodic cost (income)	(97)	78	(19)	(22)	54	32
of which discontinued operations	2	—	2	2	1	3

Costs of defined-contribution plans	6	85	91	6	87	93
of which discontinued operations	—	3	3	—	2	2

Costs of defined-benefit plans (retiree medical)
Service cost	—	1	1	—	1	1
Interest cost on the defined-benefit obligation	—	15	15	—	13	13
Prior service cost	—	(2)	(2)	—	(2)	(2)

Net periodic cost	—	14	14	—	12	12
of which discontinued operations	—	—	—	—	—	—

Q3 2011 Quarterly report        25

Reconciliation of non-GAAP performance measures

all amounts in millions of euros unless otherwise stated.

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made.

Sales growth composition (in %)

	3rd quarter				January-September
	comparable	currency	consolidation	nominal	comparable	currency	consolidation	nominal
	growth	effects	changes	growth	growth	effects	changes	growth
2011 versus 2010
Healthcare	7.4	(7.3)	0.2	0.3	6.5	(3.7)	—	2.8
Consumer Lifestyle	0.9	(4.8)	2.6	(1.3)	(0.4)	(2.3)	2.4	(0.3)
Lighting	7.8	(6.5)	(2.5)	(1.2)	5.8	(3.1)	(2.9)	(0.2)
GM&S	(6.4)	(3.0)	(28.5)	(37.9)	1.1	(0.3)	(27.6)	(26.8)

Philips Group	5.7	(6.3)	(0.6)	(1.2)	4.4	(3.0)	(0.9)	0.5

EBITA (or Adjusted income from operations) to Income from operations (or EBIT)

			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	GM&S
January to September 2011
EBITA (or Adjusted income from operations)	1,177	736	288	404	(251)
Amortization of intangibles1)	(353)	(178)	(63)	(105)	(7)
Impairment of goodwill	(1,355)	(824)	—	(531)	—

Income from operations (or EBIT)	(531)	(266)	225	(232)	(258)

January to September 2010
EBITA (or Adjusted income from operations)	1,649	664	508	671	(194)
Amortization of intangibles1)	(365)	(201)	(27)	(132)	(5)

Income from operations (or EBIT)	1,284	463	481	539	(199)

1)	Excluding amortization of software and product development

Composition of net debt to group equity

	October 3, 2010	December 31, 2010	October 2, 2011
Long-term debt	2,778	2,818	2,930
Short-term debt	1,687	1,840	598

Total debt	4,465	4,658	3,528
Cash and cash equivalents	4,385	5,833	2,339

Net debt (cash) (total debt less cash and cash equivalents)	80	(1,175)	1,189

Shareholders’ equity	15,777	15,046	12,906
Non-controlling interests	56	46	33

Group equity	15,833	15,092	12,939

Net debt and group equity	15,913	13,917	14,128

Net debt divided by net debt and group equity (in %)	1	(8)	8
Group equity divided by net debt and group equity (in %)	99	108	92

26        Q3 2011 Quarterly report

Reconciliation of non-GAAP performance measures (continued)

all amounts in millions of euros

Net operating capital to total assets

			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	GM&S
October 2, 2011
Net operating capital (NOC)	11,624	8,081	1,181	5,238	(2,876)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,859	2,536	1,963	1,363	2,997
- intercompany accounts	—	98	88	47	(233)
- provisions	2,267	253	302	226	1,486
Include assets not comprised in NOC:
- investments in associates	197	80	—	20	97
- other current financial assets	1	—	—	—	1
- other non-current financial assets	335	—	—	—	335
- deferred tax assets	1,421	—	—	—	1,421
- cash and cash equivalents	2,339	—	—	—	2,339

	27,043	11,048	3,534	6,894	5,567
Assets classified as held for sale	668

Total assets	27,711

December 31, 2010
Net operating capital (NOC)	11,951	8,908	911	5,561	(3,429	)1)
Exclude liabilities comprised in NOC:
- payables/liabilities	10,009	2,603	2,509	1,485	3,412
- intercompany accounts		54	95	68	(217)
- provisions	2,339	321	342	247	1,429
Include assets not comprised in NOC:
- investments in associates	181	76	1	18	86
- other current financial assets	6	—	—	—	6
- other non-current financial assets	479	—	—	—	479
- deferred tax assets	1,351	—	—	—	1,351
- cash and cash equivalents	5,833	—	—	—	5,833

	32,149	11,962	3,858	7,379	8,950
Assets classified as held for sale1)	120

Total assets	32,269

October 3, 2010
Net operating capital (NOC)	14,322	8,771	1,298	5,610	(1,357	)1)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,330	2,381	2,295	1,377	3,277
- intercompany accounts	—	47	82	71	(200)
- provisions	2,345	333	367	250	1,395
Include assets not comprised in NOC:
- investments in associates	181	77	1	22	81
- other current financial assets	87	—	—	—	87
- other non-current financial assets	485	—	—	—	485
- deferred tax assets	1,310	—	—	—	1,310
- cash and cash equivalents	4,385	—	—	—	4,385

	32,445	11,609	4,043	7,330	9,463
Assets classified as held for sale1)	9

Total assets	32,454

1)	Revised to reflect a property, plant and equipment reclassification to assets classified as held for sale

Q3 2011 Quarterly report        27

Reconciliation of non-GAAP performance measures (continued)

all amounts in millions of euros

Composition of cash flows

	3rd quarter		January-September
	2010	2011	2010	2011
Cash flows provided by (used for) operating activities	168	53	755	(371)
Cash flows used for investing activities	(54)	(325)	(371)	(853)

Cash flows before financing activities	114	(272)	384	(1,224)

Cash flows provided by (used for) operating activities	168	53	755	(371)

Purchase of intangible assets	(18)	(23)	(44)	(88)
Expenditures on development assets	(45)	(49)	(137)	(168)
Capital expenditures on property, plant and equipment	(166)	(177)	(447)	(522)
Proceeds from disposals of property, plant and equipment	30	24	77	80

Net capital expenditures	(199)	(225)	(551)	(698)

Free cash flows	(31)	(172)	204	(1,069)

28        Q3 2011 Quarterly report

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated

	2010					2011
	1st	2nd	3rd	4th		1st		2nd	3rd	4th
	quarter	quarter	quarter	quarter		quarter		quarter	quarter	quarter
Sales	4,982	5,350	5,460	6,495		5,257		5,216	5,394
% increase	13	15	12	5		6		(3)	(1)

EBITA	495	507	647	913		438		371	368
as a % of sales	9.9	9.5	11.8	14.1		8.3		7.1	6.8

EBIT	381	385	518	796		319		(1,123)	273
as a % of sales	7.6	7.2	9.5	12.3		6.1		(21.5)	5.1

Net income (loss)	201	262	524	465		138		(1,345)	76

Net income (loss) - shareholders per common share in euros - basic	0.22	0.28	0.55	0.49		0.14		(1.39)	0.08

	January- March	January- June	January- September	January- December		January- March		January- June	January- September	January- December
Sales	4,982	10,332	15,792	22,287		5,257		10,473	15,867
% increase	13	14	14	11		6		1	0

EBITA	495	1,002	1,649	2,562		438		809	1,177
as a % of sales	9.9	9.7	10.4	11.5		8.3		7.7	7.4

EBIT	381	766	1,284	2,080		319		(804)	(531)
as a % of sales	7.6	7.4	8.1	9.3		6.1		(7.7)	(3.3)

Net income (loss)	201	463	987	1,452		138		(1,207)	(1,131)

Net income (loss) - shareholders per common share in euros - basic	0.22	0.49	1.05	1.54		0.14		(1.26)	(1.18)

Net income (loss) from continuing operations as a % of shareholders’ equity	5.7	6.3	9.2	9.8		6.6		(14.8)	(8.8)

	period ended 2010					period ended 2011
Inventories as a % of sales1)	15.1	16.9	16.8	15.7		15.7		16.8	18.2
Inventories excluding discontinued operations	3,128	3,602	3,682	3,496		3,545		3,776	4,074

Net debt : group equity ratio	1:99	2:98	1:99	(8	):108	(3	):103	1:99	8:92

Total employees (in thousands)	116	117	118	119		121		124	124
of which discontinued operations	5	5	4	4		4		4	4

1)	Excludes discontinued operations for both inventories and sales figures

Information also available on Internet, address:www.philips.com/investorrelations

Q3 2011 Quarterly report        29

© 2011 Koninklijke Philips Electronics N.V.	http://www.philips.com/investorrelations
All rights reserved.

Philips’ Third Quarter Results 2011

October 17, 2011

Philips delivers 6% sales growth; EUR 800 million savings deployment starts

•	Comparable sales up 6%, led by 8% growth at Lighting and 7% growth at Healthcare

•	Growth geographies sales increase 13% on a comparable basis

•	EBITA at EUR 368 million, or 6.8% of sales

•	Free cash outflow of EUR 172 million

•	Cost-reduction actions commence

Q3 financials: Lighting, Healthcare and growth geographies lead revenue increase. EBITA declines from 11.8% Q3 2010 to 6.8% Q3 2011, marginally below Q2 2011

Solid Healthcare sales growth of 7% and equipment order intake growth of 5%. Investments in R&D and selling expenses required for new product launches negatively affected margins in the quarter.

Consumer Lifestyle growth businesses showed high-single-digit sales growth. Results affected by investments for growth and a strong decline at Lifestyle Entertainment.

Lighting grew by a strong 8%, driven by LED at 32%. Investments in selling and R&D, higher raw material costs, and adverse Lumileds and Consumer Luminaires performance led to a decline in earnings.

Moving forward on Accelerate!, Philips’ change and performance program

Through this program, Philips is investing in growth, addressing structural change, focusing on execution, reducing overhead costs and adopting a new company culture. The organization is responding well to these initiatives, which have started to reach deep in the organization. The implementation of the Philips Business System has begun to improve granular performance insights, enhancing management accountability and prompting corrective actions. In addition, Accelerate! includes a cost-savings program that targets EUR 800 million in savings and aims to significantly decrease complexity and overhead costs, while at the same time reinvesting in innovation and customer-facing resources. About 60% of the savings are people-related and will result in the loss of 4,500 positions, 1,400 of which will be in the Netherlands. The remaining 40% relate to other structural costs.

Commitment to our path to value by 2013

Philips reiterates its 2013 mid-term financial targets of 4-6% sales growth, 10-12% EBITA, and 12-14% ROIC. During the quarter the company completed 24% of its EUR 2 billion share buy-back program.

CEO quote:

“We are focused on improving the performance of Philips, driven by our change program Accelerate! We see the first signs of traction to accelerate growth through step-ups of investments in innovation and to win customers. We are still in the early stages of a multi-year overhaul to become a more entrepreneurial and lean company, but we are encouraged by the response of our employees.

Our cost reduction plan of EUR 800 million has now been detailed, and we are in the process of deploying it across the organization as we optimize all overhead and support costs not directly involved in the operational customer value chain. The cost savings program will lead to the loss of approximately 4,500 jobs, which is a regrettable but inevitable step to improve our operating model to become more agile, lean and competitive.

The negotiations with TPV for the creation of the Television Joint Venture are intense and constructive. Although these negotiations are taking longer than expected, we continue to work together to come to definitive agreements soon. For the eventuality that a final agreement cannot be reached, Philips will consider its alternative options. The process of disentangling the TV business from the rest of Consumer Lifestyle is progressing well and according to plan.

Our Healthcare revenues are growing, led by a strong product portfolio. We are closely monitoring the overall economic environment and its potential impact on the Healthcare business in the medium term. Our growth businesses in Consumer Lifestyle continue to gain traction. And Lighting, despite operational and performance issues that are being addressed, is sustaining its global leadership position, and we are particularly pleased with our high growth in energy-efficient LED lighting solutions.

We are not yet satisfied with our current financial performance given the ongoing economic challenges, especially in Europe, and operational issues and risks. We do not expect to realize a material performance improvement in the near term. Our renewed focus on innovation and customer intimacy, supported by a changing culture that embraces entrepreneurship and accountability, will unlock the full potential of our portfolio and set the stage for profitable growth. We are taking the right steps to achieve our 2013 mid-term financial targets.”

CEO, Frans van Houten of Royal Philips Electronics

For more information, please contact:

Steve Klink

Philips Corporate Communications

Tel: +31 20 597 7415

Email: steve.klink@philips.com

Joost Akkermans

Corporate Communications

Tel: +31 20 5977 406

E-mail: joost.akkermans@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs over 120,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.3 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the sector sections “Miscellaneous”.

Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2010 and the “Risk and uncertainties” section in our semi-annual financial report for the six months ended July 3, 2011.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2010.

Use of fair-value measurements

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data do not exist, we estimated the fair values using appropriate valuation models and unobservable inputs. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2010 financial statements. Independent valuations may have been obtained to support management’s determination of fair-values.

All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with IFRS, unless otherwise stated. This document comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act ‘Wet op het Financieel Toezicht’.